Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

October 23, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	New World Technologies, Inc.
Registration Statement on Form S-1
And amendments thereto
File No. 333-229390

To the Securities and Exchange Commission:

New World Technologies, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-229390).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 9:00 a.m. EST on Monday, October 28, 2019.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Lee W. Cassidy, Esq.